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                          June 3, 2022

       Choon Wooi Lee
       Chief Executive Officer
       Starbox Group Holdings Ltd.
       VO2-03-07, Velocity Office 2
       Lingkaran SV, Sunway Velocity
       55100
       Kuala Lumpur, Malaysia

                                                        Re: Starbox Group
Holdings Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 18,
2022
                                                            CIK No. 0001914818

       Dear Mr. Lee:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Business
       Ad Distribution Channels, page 68

   1. We note your revisions in response to our prior comment 9. Please provide additional detail regarding the
arrangement with Shenzhen Yunshidian Information Technology Ltd.
                                                        from August 1, 2021 to
October 31, 2021 during which Shenzhen Yunshidian Information
                                                        Technology Ltd.
provided movies and television series for the SEEBATS website and mobile app at no cost.
 Choon Wooi Lee
Starbox Group Holdings Ltd.
June 3, 2022
Page 2
Technology, page 72

2. We note your revisions in response to our prior comment 10. Please revise to specify and describe the extent to which your business depends on the patents. Refer to Item 4.B.6 of
       Form 20-F.
Regulations
Regulations Relating to Film Distribution, page 77

3. We note your revisions in response to our prior comment 2. Please revise to disclose the potential penalty as a company instead of as an individual.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions on the financial statements and related matters. Please contact Alyssa
Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameChoon Wooi Lee
                                                            Division of
Corporation Finance
Comapany NameStarbox Group Holdings Ltd.
                                                            Office of Trade &
Services
June 3, 2022 Page 2
cc:       Warren Wang
FirstName LastName